Exhibit 99.1

DRAGONWAVE INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OTTAWA, ONTARIO, CANADA

TUESDAY, JUNE 15, 2010

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matters voted on at the annual and special meeting of shareholders (the “Meeting”) of DragonWave Inc. (the “Corporation”) held on Tuesday, June 15, 2010. Each of the matters set out below are described in greater detail in the Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular of the Corporation dated May 10, 2010. According to the scrutineer’s report, shareholders were present at the Meeting, in person or by proxy, representing 17,705,962 common shares or 47.94% of the 36,935,341 shares outstanding on the April 30, 2010 record date for the Meeting.

1. Election of Directors

At the Meeting, management of the Corporation presented to the shareholders its nominees for directors. According to the proxies received and vote by show of hands, the following individuals were elected as directors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed:

	Votes For		Votes Withheld
Name of Nominee	Number of Votes Cast	Percentage of Votes Cast	Number of Votes Cast	Percentage of Votes Cast
Gerry Spencer	10,519,796	99.31%	72,650	0.69%
Peter Allen	10,509,971	99.22%	82,475	0.78%
Jean-Paul Cossart	10,486,221	99.00%	106,225	1.00%
Russell Frederick	10,189,917	96.20%	402,529	3.80%
Claude Haw	10,486,901	99.00%	105,545	1.00%
Thomas Manley	10,499,471	99.12%	92,975	0.88%
Terry Matthews	10,211,922	96.41%	380,524	3.59%

2.  Appointment of Auditor

At the Meeting, shareholders were asked to approve the appointment of Ernst & Young LLP as auditors for the Corporation for the ensuing year.  According to the proxies received and vote by show of hands, the resolution was approved.

The proxies submitted for the Meeting on this matter were as follows:

Votes For		Votes Withheld
Number of Votes Cast	Percentage of Votes Cast	Number of Votes Cast	Percentage of Votes Cast
17,388,575	98.38%	286,226	1.62%

3.  Confirmation of an Amendment to By-Law No. 1A of the Corporation with respect to Quorum Requirements

At the Meeting, shareholders were asked to confirm an amendment to By-Law No. 1A of the Corporation with respect to quorum requirements for meetings of shareholders.  According to the proxies received and vote by show of hands, the resolution was approved.

The proxies submitted for the Meeting on this matter were as follows:

Votes For		Votes Against
Number of Votes Cast	Percentage of Votes Cast	Number of Votes Cast	Percentage of Votes Cast
10,476,685	98.91%	115,761	1.09%

4.  Confirmation of an Amendment to By-Law No. 1A of the Corporation Allowing for the Issue of Uncertificated Shares

At the Meeting, shareholders were asked to confirm an amendment to By-Law No. 1A of the Corporation allowing for the issue of uncertificated shares by the Corporation. According to the proxies received and vote by show of hands, the resolution was approved.

The proxies submitted for the Meeting on this matter were as follows:

Votes For		Votes Against
Number of Votes Cast	Percentage of Votes Cast	Number of Votes Cast	Percentage of Votes Cast
16,963,057	95.92%	721,743	4.08%

5.  Approval of Changes to the Amendment Provisions of the Stock Option Plan of The Corporation

At the Meeting, shareholders were asked to approve changes to the amendment provisions of the Fifth Amended and Restated Key Employee Stock Option Plan (the “Stock Option Plan”) of the Corporation.  A ballot was conducted with respect to the resolution approving the changes to the amendment provisions of the Stock Option Plan. According to the proxies received and the ballots cast, the resolution was approved with the following results:

Votes For		Votes Against
Number of Votes Cast	Percentage of Votes Cast	Number of Votes Cast	Percentage of Votes Cast
10,039,389	94.51%	583,714	5.49%

6.  Approval of a Change to the Maximum Number of Common Shares Issuable Under the Stock Option Plan from Time to Time

At the Meeting, shareholders were asked to approve a change to the maximum number of shares issuable under the Stock Option Plan from time to time.  A ballot was conducted with respect to the resolution approving the change to the maximum number of common shares issuable under the Stock Option Plan. According to the proxies received and the ballots cast, the resolution was approved with the following results:

Votes For		Votes Against
Number of Votes Cast	Percentage of Votes Cast	Number of Votes Cast	Percentage of Votes Cast
9,354,492	88.06%	1,268,611	11.94%

7.  Approval of All Unallocated Options under the Stock Option Plan

At the Meeting, shareholders were asked to approve all unallocated options under the Stock Option Plan.  A ballot was conducted with respect to the resolution approving all unallocated options under the Stock Option Plan. According to the proxies received and the ballots cast, the resolution was approved with the following results:

Votes For		Votes Against
Number of Votes Cast	Percentage of Votes Cast	Number of Votes Cast	Percentage of Votes Cast
9,283,797	87.39%	1,339,306	12.61%